UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                           Integral Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title or Class of Securities)


                                   45810J 10 3
                                   -----------
                                 (CUSIP Number)


                                December 31, 2002
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule  13d-1(b)
     [ ]  Rule  13d-1(c)
     [X]  Rule  13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No.   45810J 10 3
          ---------------


1.   NAME OF REPORTING PERSON (IRS IDENTIFICATION NO. FOR ENTITIES ONLY):

     William S. Robinson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)   [ ]
     (b)   [ ]

3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

     Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5. SOLE VOTING POWER: 2,831,584 shares (includes 1,958,533 shares owned, plus 415,000 shares underlying options, plus 458,051 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2002).

     6.   SHARED  VOTING  POWER:  0

     7. SOLE DISPOSITIVE POWER: 2,831,584 shares (includes 1,958,533 shares owned, plus 415,000 shares underlying options, plus 458,051 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2002).

     8.   SHARED  DISPOSITIVE  POWER:  0

9.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON:

     2,831,584 shares (includes 1,958,533 shares owned, plus 415,000 shares underlying options, plus 458,051 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2002).

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9):  8.5%

12.  TYPE  OF  REPORTING  PERSON:  IN


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ITEM 1.

     (a)  NAME  OF  ISSUER:

          Integral Technologies, Inc.

     (b)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

          805 W. Orchard, Suite 3
          Bellingham, WA 98225

ITEM 2.

     (a)  NAME OF PERSON FILING:

          William S. Robinson

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          1070 West Pender Sreet, Suite 3
          Vancouver, B.C. V6E 2N7 Canada

     (c)  CITIZENSHIP:

          Canadian

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, $.001 Par Value

     (e)  CUSIP NUMBER:

          45810J 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
          (b)  [ ]  Bank  as  defined  in Section 3(a)(6) of the Act (15 U.S.C.
                    78c).
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with Rule13d-1(b)(1)(ii)(G);
          (h)  [ ]  A  savings  association  as  defined in Section 3(b) of the
                    Federal Deposit Insurance  Act  (12  U.S.C.  1813);
          (i)  [ ]  A  church  plan  that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)  [ ]  Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(J).

          Not applicable.


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ITEM 4.   OWNERSHIP  See  Note  (1)  below.

WILLIAM S. ROBINSON

(a)  Amount  beneficially  owned:  (See  Note  (2)  below.)

     (b)  Percent  of  class:  8.5%

     (c)  Number  of  shares  as  to  which  such  person  has:

          (i) Sole power to vote or to direct the vote: 2,831,584 (See Note (2) below.)

          (ii) Shared  power  to  vote  or  to  direct  the  vote:  0

         (iii) Sole power to dispose or direct the disposition of: 2,831,584 (See Note (2) below.)

          (iv) Shared  power  to  dispose  or  to  direct  the disposition of: 0

Notes
-----

(1) The filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

(2) 2,831,584 shares (includes 1,958,533 shares owned, plus 415,000 shares underlying options, plus 458,051 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2002).

ITEM 5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


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ITEM 8.   IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.

          Not applicable.

ITEM 9.   NOTICE  OF  DISSOLUTION  OF  GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable - this statement is not being filed pursuant to Rule 13d-1(b).



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 29th day of January, 2003.


                                     /s/ William A. Robinson
                                     -----------------------------
                                     William S. Robinson


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